                                   FORM U-7D/A

                        CERTIFICATE PURSUANT TO RULE 7(d)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Amendment to Certificate on Form U-7D                            File No. 32-521
         under the Public Utility Holding                        Amendment No. 1
         Company Act of 1935


    State Street Bank and Trust Company of Connecticut, National Association
              (successor to The Connecticut Bank and Trust Company,
                     National Association), as Owner Trustee
        Primo Texas Manufacturing and Finance Acquisition Statutory Trust

Name, title and address of officer to whom notices and correspondence concerning this amendment should be addressed: Mr. David Ganss, State Street Bank and Trust Company of Connecticut, National Association, Corporate Trust Department, 750 Main Street, Suite 1114, Hartford, CT 06103.

     The undersigned hereby amend the above document as indicated in the attached pages with respect to the following items and schedules: Item 10.

                                   SIGNATURES

     State Street Bank and Trust Company of Connecticut, National Association (successor to Connecticut Bank and Trust Company, National Association), not in its individual capacity, but as Owner Trustee under that certain Trust Agreement, dated as of November 1, 1985, as amended by Amendment No. 1 thereto, dated as of June 30, 1987, has caused this amendment to be duly signed on its behalf by its authorized officer in the City of Hartford and the State of Connecticut, on the 17th day of September, 1999.

Attest:                                           STATE STREET BANK
                                                  AND TRUST COMPANY OF
                                                  CONNECTICUT, NATIONAL
                                                  ASSOCIATION,
                                                  as Owner Trustee
/s/ Laura S. Cawley
-------------------------------
Title: Assistant Vice President                   By: /s/ James E. Mogavero
                                                     ---------------------------
                                                  Title: Vice President

     Primo Texas Manufacturing and Finance Acquisition Statutory Trust has caused this amendment to be duly signed on its behalf by its authorized officer in the City of Hartford and the State of Connecticut, on the 17th day of September, 1999.

Attest:  [Seal]                                   PRIMO TEXAS
                                                  MANUFACTURING AND
                                                  FINANCE ACQUISITION
                                                  STATUTORY TRUST

                                                  By: First Union National Bank,
/s/ Michelle Mena                                 acting solely as Trustee and
-------------------------------                   not individually
Title: Trust Officer
                                                  By: /s/ W. Jeffrey Kramer
                                                     ---------------------------
                                                  Title:  Vice President

10.  Holders of beneficial interests.

     Primo Texas Manufacturing and Finance Acquisition Statutory Trust c/o First Union National Bank
     10 Statehouse Square
     Hartford, CT 06103


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